UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No.  1    )*
                                         -------



                          AMCON Distributing Company
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                   02341Q106
                              ------------------
                                (CUSIP Number)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     / / Rule 13d-1(b)
     /x/ Rule 13d-1(c)
     / / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02341Q106
          ---------

 (1)   Name of reporting person(s)  Jeremy W. Hobbs
                                  --------------------------------------------
       I.R.S. identification no. of above persons (entities only) NOT REQUIRED
                                                                  ------------

(2)    Check the appropriate box if a member of a          (a) / /
       group (SEE INSTRUCTIONS)                            (b) / /

(3)    SEC USE ONLY


(4)    Citizenship or place of organization    United States
                                            ----------------------------------

Number of shares beneficially owned by each reporting person with:

 (5)   Sole voting power            770
                        ------------------------------------------------------

 (6)   Shared voting power      227,098 /1/
                          ----------------------------------------------------

 (7)   Sole dispositive power        770
                             -------------------------------------------------

 (8)   Shared dispositive power  227,098 /1/
                               -----------------------------------------------

 (9)   Aggregate amount beneficially owned by each reporting person   227,868
                                                                    ----------

(10)   Check if the aggregate amount in row (9) excludes certain shares   / /
       (SEE INSTRUCTIONS)

(11)   Percent of class represented by amount in row (9)   8.3%
                                                        ----------------------

(12)   Type of reporting person (SEE INSTRUCTIONS)   IN-Individual
                                                  ----------------------------

       /1/ Represents shares held by the Lifeboat Foundation, of which the undersigned is a director. The undersigned hereby expressly disclaims beneficial ownership of 227,098 shares of common stock of AMCON Distributing Company issued in the name of The Lifeboat Foundation and the filing of this Schedule 13G with respect thereto shall not be construed as an admission that the undersigned is a beneficial owner of any such securities for purposes of Sections 13(d) or 13(g) of the Securities Act of 1934.


ITEM 1(a). NAME OF ISSUER:  AMCON Distributing Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

10228 "L" Street
Omaha, Nebraska 68127

ITEM 2 (a). NAME OF PERSON FILING: Jeremy W. Hobbs

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

444 North Michigan Aveenue, Suite 2050
Chicago, Il 60611

ITEM 2 (c). CITIZENSHIP:  United States

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share

ITEM 2. (e). CUSIP No.: 02341Q106

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

Not applicable

ITEM 4. OWNERSHIP:

(a)  Amount Beneficially Owned:  227,868

(b)  Percent of Class:  8.3%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote        770
                                                      ---------

     (ii)  shared power to vote or to direct the vote  227,098 /1/
                                                       --------

     (iii) sole power to dispose or to direct the disposition of       770
                                                                   --------

     (iv)  shared power to dispose or to direct the disposition of 227,098 /1/
                                                                   --------

       /1/ Represents shares held by the Lifeboat Foundation, of which the undersigned is a director. The undersigned hereby expressly disclaims beneficial ownership of 227,098 shares of common stock of AMCON Distributing Company issued in the name of The Lifeboat Foundation and the filing of this Schedule 13G with respect thereto shall not be construed as an admission that the undersigned is a beneficial owner of any such securities for purposes of Sections 13(d) or 13(g) of the Securities Act of 1934.

     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The Lifeboat Foundation has the right to receive all dividends and all proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001               /s/ Jeremy W. Hobbs
     ----------------------------     ----------------------------------------
                                      (Signature)

                                      Jeremy W. Hobbs
                                      ----------------------------------------
                                      (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.